Mail Stop 3561

      							February 14, 2006


Mr. Jeremy Bowman
President and Chief Executive Officer
Allura International Inc.
1555 West 8th Avenue
Vancouver, B.C.
Canada  V6J 1T5

	Re:	Allura International Inc.
      Form 20-F for Fiscal Year Ended March 31, 2005
		Filed October 14. 2005
		File No. 0-30228

Dear Mr. Bowman:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 20-F for Fiscal Year Ended March 31, 2005

Item 5.  Operating and Financial Review and Prospectus, page 20

A.  Operating Results, page 20

1. We note that you identify a number of factors that affected the increase in net sales and changes in cost of sales. Revise your discussion to quantify the impact of each factor. Also discuss whether you expect trends to continue or change and the reasons why.
Refer to Item 303 of Regulation S-K.

2. Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the selling, general and administrative expenses line item. In doing so, please disclose specifically:
* Whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and other costs of your distribution network in cost of sales. If you currently exclude a portion of these costs from cost of sales, please tell us why and disclose:
* In a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
* In your MD&A that your gross margins may not be comparable to others, since some entities include the costs related to their distribution network in cost of sales and others like you exclude all or a portion of them from gross margin, including them in a line item such as selling, general and administrative expenses.

3. We note your disclosure that you paid additional marketing dollars to its major customers to assist with the promotion of new programs.
Please provide us with more details on the nature of this cooperative advertising. Tell us how you considered the guidance in EITF 1-09 in determining it was appropriate to record these incentives as marketing expense rather than as a reduction of revenues for US GAAP.

4. Revise your MD&A to indicate if you expect to generate more than minimal revenues from the services Bygo provides. Tell us and disclose the amount of costs incurred by the subsidiary for all periods presented.

B. Liquidity and Capital Resources, page 23

5. Revise to include a discussion of your future liquidity; i.e.
we
note your reliance on the bank loans in order to maintain operations in 2005. Tell us and disclose whether you expect cash flow to be provided by operations in the near future.

6. Tell us and disclose the factors that led to the significant inventory increase from 2004 to 2005 and whether you expect that the inventory balance will continue to increase significantly in future periods.

F. Tabular Disclosure of Contractual Obligations, page 25

7. Revise your disclosure to include the balances associated with your current debt obligations in the column entitled "Less than 1 year."

Item 15.  Controls and Procedures, page 40

8. We note your statement that "any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives." Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management`s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in
Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

9. We note your statement that the chief executive officer and chief financial officer have concluded that the company`s disclosure controls and procedures are effective "except as discussed below." Given the exceptions noted, it remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective. Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the identified matters, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters. Or, if true, you can state that given the identified matters, your disclosure controls and procedures are not effective.
You should not, however, state the conclusion in your current disclosure, which appears to state that your disclosure controls and procedures are effective except to the extent they are not effective.

10. We note your discussion of two of the more significant examples of your material weaknesses. Tell us and disclose how many material weaknesses were noted during the audit of the 2005 financial statements. Disclose in greater detail the nature of each material weakness. In this regard, also revise to disclose the specific steps that the company has taken, if any, to remediate the material weaknesses and disclose whether the company still believes the material weaknesses continue to exist at the end of the period covered by the report.

11. For each material weakness, disclose when it was identified, by whom it was identified, and when the material weakness first began.

12. We note your disclosure that "[e]xcept for the matters referred to above, there have been no changes in our internal controls over financial reporting or other factors, which could significantly affect internal controls over financial reporting subsequent to the date of the evaluation." Revise to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Note 2.  Summary of Significant Accounting Policies, page 51

Inventories, page 51

13. We note your disclosure on page 16 that new products are typically introduced at the beginning of each calendar year and replace older styles whose performance has declined. We also note your discussion that styles are discontinued if they fail to achieve desired sales levels. Tell us and disclose in more detail how you monitor inventory obsolescence. How often do you update your estimated selling prices? Please also tell us whether your experience has been that some products that are significantly written down are later sold, and if so, please quantify these amounts for all periods presented.

14. Disclose the obsolescence reserve balances and provide a rollforward of the reserve balance to illustrate the amounts included in the current period in cost of sales for obsolescence.

15. Tell us how your process differs, if at all, for inventory on consignment at customer locations. After a customer returns unsold products to you that had previously been on consignment, do you typically try to sell these products to other customers, or do you evaluate these for obsolescence?

16. Please expand your disclosure to clarify if cost is determined by specific identification or another method.

Note 6.  Property and equipment, page 56

17. Tell us and disclose how you have evaluated the amounts capitalized for software for impairment given that you have generated minimal revenues from the Bygo operations to date.

*    *    *    *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.



      You may contact Kathy Kerrigan, Staff Accountant, at (202)
551-
3369 or Donna DiSilvio, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters.
Please contact me at (202) 551-3841 with any other questions.

								Sincerely,



								Michael Moran
								Accountant Branch Chief





Mr. Jeremy Bowman
Allura International Inc.
February 14, 2006
Page 1